EXHIBIT 99.1

Stantec Announces Private Offering of $300 Million Senior Unsecured Notes

(All financial figures are expressed in Canadian dollars)

EDMONTON, Alberta, Oct. 01, 2020 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Global engineering and design firm Stantec Inc. ("Stantec") today announced that it has priced a private placement offering (the "Offering") of $300 million aggregate principal amount of 2.048% senior unsecured notes due October 8, 2027 (the "Notes"). The Offering is expected to close on or about October 8, 2020, subject to customary closing conditions. Stantec intends to use the net proceeds of the Offering to repay existing indebtedness and for general corporate purposes.

The Notes will be issued at par for aggregate gross proceeds of $300 million and will bear interest at a fixed rate of 2.048% per annum, payable semi-annually on the 8th day of April and October of each year, commencing on April 8, 2021.

The notes will be direct senior unsecured obligations of Stantec and will rank pari passu with all of Stantec's existing and future senior unsecured indebtedness and senior in right of payment to any future subordinated indebtedness of Stantec. The Notes have been assigned a provisional rating of BBB, with a stable trend, by DBRS Limited (DBRS Morningstar), and are being offered in Canada on a private placement basis in reliance upon exemptions from the prospectus requirements under applicable securities legislation.

The Notes have not been and will not be qualified for sale to the public under applicable securities laws in Canada and, accordingly, any offer and sale of the Notes in Canada will be made on a basis which is exempt from the prospectus requirements of such securities laws. The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any other jurisdiction, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act). This news release shall not constitute an offer to sell or the solicitation of an offer to buy, any security, nor shall there be any offer to sell or a solicitation of an offer to buy the Notes in any jurisdiction where it is unlawful to do so.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements which include statements about the size and terms of the proposed Offering of Notes, the timing and completion of the Offering, the expected use of the net proceeds of the Offering and any other future events or developments described herein. Forward-looking statements also include any other statements that do not refer to historical facts.

By their nature, forward-looking statements are based on assumptions and factors including, without limitation: historical trends, current and future economic and financial conditions, and expected future developments. Stantec believes such assumptions and factors are reasonably accurate at the time of preparing this news release. However, forward-looking statements are not guarantees of future performance and are subject to inherent risks and uncertainties which could cause future results to differ materially from the forward-looking statements made in this news release. Such risks and uncertainties include, but are not limited to, the disclosure contained under the heading "Risk Factors" in Stantec's management discussion and analysis for the year ended December 31, 2019 (the "MD&A") and for the six months ended June 30, 2020 (the "Q2 MD&A"), and in Stantec's other continuous disclosure filings. The MD&A and Q2 MD&A are available by accessing Stantec's profile on SEDAR at www.sedar.com. There is a specific risk that the Offering described above may be delayed, cancelled, suspended or terminated.

Any forward-looking statements are made as of the date hereof and, except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the Offering referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes. Readers should not place undue reliance on forward-looking statements made in this news release, which are expressly qualified by this cautionary statement.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

For further information:

Investor Contact Tom McMillan Stantec Investor Relations Ph: 780-917-8159 tom.mcmillan@stantec.com	Media Contact Stephanie Smith Stantec Media Relations Ph: 780-917-7230 stephanie.smith2@stantec.com

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Design with community in mind